SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXTRACT FROM THE MINUTES OF THE 994th BOARD OF DIRECTORS' MEETING

On August 10, 2023, at 9:00 a.m., the undersigned members of the Company’s Board of Directors listed below met at the call of the Chair of the Board of Directors, Karla Bertocco Trindade, on an ordinary basis, according to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, no. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below.

(...)

Then, the Chair of the Board of Directors analyzed item 6 on the agenda, “Election of the Chief Customer Officer for the 2023/2025 term of office”, (time: 20’). The matter was instructed based on ATG Official Letter 0342/2023-CC-AG, Official Letter 155/2023-SFP-12091, of 07/20/2023, the Minutes of the 35th Meeting of the Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, of 07/31/2023, CODEC Report 097/2023, of 08/03/2023, the registration form, and the résumé of the appointee, documents made available on the electronic platform of the meeting. After the matter was put to a vote, according to item II of article 142 of Federal Law 6,404/76, and item XL of article 14 of the Company’s Bylaws, the Board members approved, by a majority vote, the election of Mr. CAIO MARCELO DE MEDEIROS MELO, as Chief Customer Officer, with the following information: Brazilian, married, Economist, identification document (RG) number 1077497 SSP/DF, Individual Taxpayer’s ID (CPF) number 376.763.691-34, domiciled at Rua Costa Carvalho, 300, Pinheiros - São Paulo - SP - 05429-000, including for the purposes of paragraph 2 of article 149 of Law 6,404/76.

According to the Company's Bylaws, the Executive Officer elected herein shall perform his duties in continuity with the current term of office (2023/2025), coinciding with that of the other Executive Officers. The investiture in the position shall observe the requirements, impediments, and procedures provided for in current regulations, which shall be verified upon investiture. Compensation will be established based on the guidelines of the State Capital Defense Council (CODEC), as resolved at a General Shareholders’ Meeting, and, in the cases in which an Executive Officer accumulates the duties of another Executive Officer,

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br only one compensation will be received. Regarding the declaration of properties, the applicable state regulations must be observed.

(...)

Minutes signed by the attending members of the Board of Directors: Karla Bertocco Trindade, Anderson Márcio de Oliveira, André Gustavo Salcedo Teixeira Mendes, Eduardo Person Pardini, Inês M. dos S. Coimbra de Almeida Prado, Karolina Fonsêca Lima, Marcelo Munhoz Auricchio, Mario Engler Pinto Junior, Nerylson Lima da Silva, and Ronaldo Coppa.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, August 21, 2023.

Karla Bertocco Trindade	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXTRACT FROM THE MINUTES OF THE 994th BOARD OF DIRECTORS' MEETING

On August 10, 2023, at 9:00 a.m., the undersigned members of the Company’s Board of Directors listed below met at the call of the Chair of the Board of Directors, Karla Bertocco Trindade, on an ordinary basis, according to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, no. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below.

(...)

Further to the agenda, the Board members analyzed item 8 “Letter of Resignation to the position of Board Member of Sabesp presented by Mr. Jônatas Souza da Trindade” (tempo: 5’). The Board members acknowledged the resignation letter presented by Mr. Jônatas Souza da Trindade on August 3, 2023 to the position of member of the Board of Directors of Sabesp, which was disclosed to shareholders by the Company in a Notice to the Market dated August 4, 2023.

The Chair of the Board of Directors, on behalf of that body, thanked the contribution and dedication of Mr. Jônatas as a Board member of Sabesp.

(...)

Minutes signed by the attending members of the Board of Directors: Karla Bertocco Trindade, Anderson Márcio de Oliveira, André Gustavo Salcedo Teixeira Mendes, Eduardo Person Pardini, Inês M. dos S. Coimbra de Almeida Prado, Karolina Fonsêca Lima, Marcelo Munhoz Auricchio, Mario Engler Pinto Junior, Nerylson Lima da Silva, and Ronaldo Coppa.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, August 21, 2023.

Karla Bertocco Trindade	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 28, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.